TEEKAY LNG PARTNERS L.P.
TK House, Bayside Executive Park
West Bay Street and Blake Road
P.O. Box AP-59212
Nassau, Commonwealth of the Bahamas

July 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Teekay LNG Partners L.P. Form RW — Registration Withdrawal Request for Registration Statement Designated “POS462B,” Commission File No. 333-120727, filed May 5, 2005

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Teekay LNG Partners L.P. (the “Partnership”) hereby requests the immediate withdrawal of its registration statement designated as “POS462B,” post-effective amendment to registration statement, Commission File No. 333-120727, filed on May 5, 2005 (the “POS462B Registration Statement”). We request the withdrawal of the filing labeled “POS462B” only. All other registration statements for Teekay LNG Partners L.P. with Commission File No. 333-120727 are to remain effective.

The POS462B Registration Statement was erroneously filed as a POS462B post-effective amendment by our financial printer and no securities have been sold in connection with the POS462B Registration Statement. The registration statement was correctly filed on May 6, 2005 as an “F-1MEF,” Commission File No. 333-124720, and securities have been sold under this effective registration statement.

If you have any questions regarding the foregoing registration withdrawal request, please feel free to contact Chris Hall, (503) 727-2048, or Deena Bothello, (503) 727-2093, of Perkins Coie LLP, the Partnership’s outside counsel.

Sincerely,

Teekay LNG Partners L.P.

By:	Teekay GP, L.L.C., its general partner

By: /s/ Peter Evensen Name: Peter Evensen Title: Chief Executive Officer